"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

02060317

P.O.Box 423 Skøyen, N-0213 Oslo, Norwa
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 30.10.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 29 October 2002 bought 47,008 shares in Elkem ASA at a price of NOK 179 per share. After this transaction Orkla including subsidiaries owns 18,915,830 Elkem shares, representing 38.4% of the share capital.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

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